Exhibit 4(a)(4)

RAYMOND JAMES LTD.
Suite 5300 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y2
Attn:  John Cushman

DUNDEE SECURITIES CORPORATION
Suite 3424, Four Bentall Centre
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1K8
Attention:  Paul Hughes

August 11, 2003

Scitex Corporation Ltd.
3 Azrieli Center, Triangle Building
Tel Aviv
67023, Israel

Attention:     Mr. Yahel Shachar

Dear Sirs:

Raymond James Ltd. and Dundee Securities Corporation (the “Agents”) understand that Scitex Corporation Ltd. (“Scitex” or the “Company”) proposes to sell (the “Offering”) 3,250,000 common shares of Creo Inc. (“Creo”) held by Scitex (the “Shares”) at a price of $9.50 per share.

Subject to the terms and conditions set forth below, the Company appoints the Agents to act as the Company’s sole and exclusive agents to solicit offers to purchase the Shares.

All references to dollars or $ herein are to lawful currency of the United States of America, unless otherwise indicated.

In this agreement “business day” means any day except Saturday, Sunday or a statutory holiday in Vancouver, British Columbia.

1.            Offering

1.1          The Agents will act as agents of the Company and use their commercially reasonable efforts to arrange for purchasers (“Purchasers”) for the Shares in the jurisdictions as may be agreed upon by the Agents and the Company.

1.2          The sale of the Shares to Purchasers will be effected in a manner so as to be exempt from the prospectus requirements of applicable Canadian securities laws and the registration requirements of applicable United States securities laws.

1.3          In consideration of the services performed by the Agents under this Agreement, which services shall include:

(a) acting as the Company’s agents to solicit offers to purchase the Shares; and

(b) advising the Company with respect to the sale of the Shares,

the Company agrees to pay to the Agents at the time of settlement of any trades of the Shares a fee equal to 1.75% of the gross proceeds therefrom, which the Agents will divide equally between them, as determined by the agreement among the parties hereto dated May 27, 2003 (the “Engagement Agreement”).

1.4          The Company agrees that the Agents will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as its agents to assist in the Offering and that the Agents may determine the remuneration payable by the Agents to such other dealers appointed by it.

2.            Representations and Warranties of the Company

2.1          The Company represents and warrants to the Agents and acknowledges that the Agents are relying upon such representations and warranties, as follows:

(a)

the Company has been duly incorporated, amalgamated or continued and organized and is validly existing under the laws of the jurisdiction of its incorporation, amalgamation or continuance and is duly qualified to carry on its business and has filed all annual reports required under the laws of the jurisdiction of its incorporation, amalgamation or continuance;

(b)

the Company has full corporate power and authority to undertake the Offering and enter into this Agreement and to perform its obligations set out herein and this Agreement has been, duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms;

(c)

the Company is not in default or breach of, and assuming the Company receives the consent of Creo to the Offering under the provisions of Section 3.2 of the Standstill Agreement dated April 4, 2000 between Scitex Corporation Ltd. and Creo (the “Standstill Agreement”), the execution and delivery of this Agreement and the performance of the transactions contemplated hereby will not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents, resolutions or by-laws of the Company or any indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company is a party or by which the Company is contractually bound or any laws, orders or regulations applicable to the Company;

(d)

the Company is the sole legal and beneficial owner of the Shares, all of which are validly issued as fully paid and non-assessable shares in the capital of Creo and are owned by the Company free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, adverse claims or demands whatsoever other than those contained in the Standstill Agreement;

(e)

no person, firm or corporation has any agreement or option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase or acquisition of any right or interest in any of the Shares;

(a)

no authorization, approval or consent of any court, governmental authority, agency or other party in any jurisdiction is required to be obtained by the Company in connection with the sale and delivery of the Shares hereunder (other than the consent of Creo);

(f)

other than the Agents and their agents, there is no person, firm or corporation acting or purporting to act at the request of the Company, who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated herein and in the event that any person, firm or corporation acting or purporting to act for the Company establishes a claim for any fee from the Agents, the Company covenants to indemnify and hold harmless the Agents with respect thereto and with respect to all costs reasonably incurred in defense thereof; and

(g)

the Company has taken or will take all steps as may be necessary to comply with the requirements of the applicable securities laws in connection with the sale of the Shares and the Company is entitled to avail itself of the applicable prospectus and registration exemptions available under the applicable securities laws in respect of the trades in the Shares to Purchasers resident in those jurisdictions.

2.2          The representations and warranties of the Company contained in this Agreement shall be true at the time of sale of any of the Shares as though they were made at the time of sale of any of the Shares.

3.            Representations and Warranties of the Agents

3.1          Each of the Agents represents and warrants to the Company and acknowledges that the Company will be relying upon such representations and warranties in entering into this Agreement, that:

(a)	it holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(b)	it has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(c)	it is appropriately registered under the applicable securities laws of Provinces of Canada so as to permit it to lawfully fulfil its obligations hereunder.

3.2          The representations and warranties of the Agents contained in this Agreement shall be true at the time of sale of any of the Shares as though they were made at the time of sale of any of the Shares.

4.            Covenants of the Company

4.1          The Company hereby covenants to and with the Agents that it will:

(a)	allow each of the Agents and its counsel to conduct all due diligence in connection with the Offering which the Agents may reasonably require;

(b)	use its commercially reasonable efforts to obtain any necessary regulatory consents to the Offering on such terms as are mutually acceptable to the Agents and the Company, acting reasonably;

(c)

duly, punctually and faithfully fulfill all legal requirements to permit the Offering, including, without limitation, compliance with all applicable securities legislation to enable the Shares to be sold in accordance with this Agreement;

(d)	ensure that the offer, sale and distribution of the Shares will fully comply with the requirements of applicable securities legislation; and

(e)	duly and punctually perform all the obligations to be performed by it under this Agreement.

5.            Covenants of the Agents

5.1          Each of the Agents covenants with the Company that:

(a)	it will comply with all applicable securities laws in connection with the Offering; and

(b)

it has not and will not conduct any general solicitation or general advertising in connection with the offer and sale of the Shares, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television other than a tombstone advertisement announcing the completion of the Offering.

6.            Conditions of Closing

6.1          The purchase and sale of the Shares and the closing hereunder shall occur on August 18, 2003 subject to the fulfillment of the following conditions:

(a)	the Company having obtained all requisite regulatory approvals required to be obtained by the Company in respect of the Offering on terms mutually acceptable to the Company and the Agents;

(b)	the subsequent resale of the Shares by the Purchasers outside of the United States being free from resale restrictions;

(c)	the certificates representing the Shares to be delivered to the Purchasers being unlegended;

(d)	the Company having complied fully with all relevant statutory and regulatory requirements required to be complied with prior to the time of sale of the Shares in connection with the Offering;

(e)	the Company having taken all necessary corporate action to authorize and approve this Agreement and all other matters relating thereto;

(f)

the Agents having received prior to the sale of the Shares a favourable legal opinion of  the Corporate Secretary, addressed to the Agents, and acceptable in all reasonable respects to counsel to the Agents to the following effect:

	(i)	the Company has all requisite corporate capacity, power and authority to execute and deliver this Agreement and perform all transactions contemplated hereby and thereby;

(g)

the Agents having received prior to the sale of the Shares a favourable legal opinion of Blake, Cassels & Graydon LLP, addressed to the Agents, and acceptable in all reasonable respects to counsel to the Agents to the following effect:

(i)

the offer and sale of the Shares has been effected in such a manner as to be exempt, either by statute or regulation or order, from the prospectus requirements of the applicable securities legislation, including the laws applicable in Canada, and the Company has taken all steps necessary under applicable Canadian securities legislation to permit the offer and sale of the Shares; and

	(ii)	there are no resale restrictions applicable to the Purchasers in respect of any subsequent resales of the Shares in Canada; and

	(iii)	this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms;

(h)

the Agents having received prior to the sale of the Shares a favourable legal opinion of Proskauer Rose LLP, addressed to the Agents, and acceptable in all reasonable respects to counsel to the Agents to the following effect:

	(i)	the Shares are eligible for Category 1 of Rule 903(b)(1) of the Securities Act of 1933; and

	(ii).	the sale of the Shares will be exempt from registration under the United States Securities Act of 1933, as amended;

(i)	any additional matters requested by counsel to the Agents, acting reasonably.

7.            Expenses

7.1          Upon the closing of the transactions contemplated hereby, all reasonable costs and expenses (including legal, travel and out-of-pocket expenses) incurred by the Agents in connection with carrying out the terms of its engagement shall be borne by the Company; provided, however, that in no event shall the Company be required to pay more than US$15,000.00 with respect to such costs and expenses.

7.2          The Agents may, from time to time, render accounts to the Company for its expenses for payment on or before the dates set out in the accounts.

7.3          The Company authorizes the Agents to deduct its expenses incurred in connection with this Agreement, as prescribed in Section 7.1 above, from the proceeds of the Offering, including expenses for which an account has not yet been rendered to the Company.

8.            Indemnities

8.1          The Company hereby covenants and agrees to protect, indemnify and hold harmless each of the Agents and its directors, officers, employees, solicitors and agents (each of the Agents and its directors, officers, employees, solicitors and agents being individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against all losses, claims, costs, damages or liabilities which they may suffer or incur caused by or arising directly or indirectly by reason of:

(a)	the Company not complying with any requirement of any securities legislation or regulatory requirements in connection with the Offering;

(b)

the Company’s failure to comply with any of its obligations hereunder including any breach of or default under any representation, warranty, condition, covenant or agreement of the Company in this Agreement or any other document to be delivered pursuant thereto; or

(c)	any untrue statements in or omissions from any public disclosure documentation supplied by the Company and relied upon by the Agents in the performance of its duties.

8.2          If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions hereof, or if any potential claim contemplated by this section shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing of the nature of such action or claim (provided that any failure to so notify shall not affect the Company’s liability under this paragraph unless such delay has prejudiced the defense to such claim).  The Company shall assume the defense thereof at its expense, provided, however that the defense shall be through legal counsel acceptable to the Indemnified Party, acting reasonably.  In addition, the Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defense thereof, and the fees and expense of such counsel shall be borne by the Company if:

(a)

the Indemnified Party has been advised by counsel, acting reasonably, that representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them; or

(b)	the Company has failed within a reasonable time after receipt of such written notice to assume the defense of such action or claim.

8.3          It is understood and agreed that neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent not to be unreasonably withheld or delayed.  The indemnity hereby provided for shall remain in full force and effect and shall not be limited to or affected by any other indemnity in respect of any matters specified in this section obtained by the Indemnified Party from any other person.

8.4          To the extent that any Indemnified Party is not a party to this Agreement, the Agents shall obtain and hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

The Company hereby consents to personal jurisdiction and service and venue in any court in which any claim which is subject to indemnification hereunder is brought against the Agents or any Indemnified Party and to the assignment of the benefit of this section to any Indemnified Party for the purpose of enforcement.

9.            Contribution

9.1          In the event that, for any reason, the indemnity provided for in section 8 hereof is illegal or unenforceable, the Agents and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for in section 8 such that the Agents shall be responsible for that portion represented by the percentage that the Agents’ commission bears to the gross proceeds from the Offering and the Company shall be responsible for the balance.  Notwithstanding the foregoing, a person guilty of fraudulent misrepresentation shall not be entitled to contribution from any other party.  Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties from whom contribution may be sought.  In no case shall such party from whom contribution may be sought be liable under this contribution agreement unless such notice shall have been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section.  The right to contribution provided in this section shall be in addition to, and not in derogation of, any other right to contribution which the Agents may have by statute or otherwise by law.

10.            Termination Rights

10.1          Each of the Agents shall be entitled, at its option, to terminate all of its obligations under this Agreement, and the obligations of any person from whom either of the Agents has solicited an order to purchase Shares by notice to that effect delivered to the Company at any time.

10.2          If either of the Agents terminates this Agreement pursuant to this section 10, there shall be no further liability on the part of the Agents or the Purchasers.  The right of each of the Agents to terminate its obligations under this Agreement is in addition to such other remedies as it may have or have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.

11.            Confidentiality

11.1          Each of the Agents agrees that it will keep all confidential information (the “Information”) provided to it hereunder confidential and will not, without the prior consent of Scitex, disclose any of the Information to any party other than its officers, directors, employees, agents, and counsel (collectively, the “Representatives”) who have a need to review such Information in connection with the performance by each of the Agents of its obligations hereunder provided, however, that the obligation hereunder to maintain confidentially does not apply to Information which:

(a)	is provided to a person who has executed a confidentiality agreement acceptable to Scitex;

(b)	is or becomes generally available to the public other than as a result of a disclosure by the Agents;

(c)	was available to the Agents on a non-confidential basis prior to its disclosure by Scitex;

(d)

becomes available to the Agents on a non-confidential basis from a party other than Scitex or Creo who is not otherwise known by the Agents to be bound by a confidentiality agreement and prohibited from transmitting the Information to the Agents; or

(e)

is required to be disclosed pursuant to any law, rule policy, or regulation or pursuant to any order or decree of any appropriate court or governmental agency (in which case, the Agents shall notify Scitex prior to the Agents’ disclosure of the Information).

12.          Breach of Agreement

12.1        Any breach of, or failure by the Company to comply with, any term or condition of this Agreement shall entitle the Agents, on behalf of the Purchasers of the Shares, to terminate their obligations to purchase the Shares by notice to that effect given to the Company.  If either of the Agents terminates this Agreement pursuant to this section 12, there shall be no further liability on the part of the Agents or the Purchasers.  Each of the Agents may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance provided, however, that any waiver or extension must be in writing and signed by the Agents in order to be binding upon it.

13.          No United States Offers and Sales

13.1        For purposes of this Agreement, the following terms shall have the meanings indicated:

(a)	“1933 Act “ means the Securities Act of 1933 (United States), as amended;

(b)	“Regulation S” means Regulation S promulgated by the SEC under the 1933 Act;

(c)	“SEC” means the United States Securities and Exchange Commission;

(d)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

(e)	“U.S. person” has the meaning ascribed thereto in Rule 902 of Regulation S.

13.2        The Company represents and warrants to and covenants and agrees with the Agents that neither the Company nor any of its affiliates, nor any person acting on their behalf, has made or will make:

(a)	any offer to sell, or any solicitation of an offer to buy, any Shares to a U.S. person or a person in the United States;

(b)

except as permitted under the provisions of Rule 144 under the 1933 Act, any sale of Shares, unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States or the Company, its affiliates, and any person acting on their behalf reasonably believed that the Purchaser was outside the United States; and

(c)	any directed selling efforts as that terms is defined in Rule 902 of Regulation S.

13.3        Each of the Agents represents and warrants to and covenants and agrees with the Company as follows:

(a)	the Agent acknowledges that none of the Shares has been or will be registered under the 1933 Act;

(b)	neither of the Agents nor any of their affiliates nor any person acting on their behalf or on behalf of their affiliates has knowingly made or will knowingly make:

(i) any offer to sell or any solicitation of an offer to buy, any Shares to any U.S. person or person in the United States;

(ii)

except as permitted under the provisions of Rule 144 under the 1933 Act, any sale of Shares to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States, or an Agent, affiliate, or person acting on behalf of either reasonably believed that such Purchaser was outside the United States; and

(iii)	any directed selling efforts as that term is defined in Rule 902 of Regulation S.

14.          Notices

14.1        Any notice under this Agreement shall be given in writing and either delivered or telecopied to the party to receive such notice at the address or telecopy numbers indicated below:

to the Company:

Scitex Corporation Ltd.
3 Azrieli Center, Triangle Building
Tel Aviv, 67023, Israel

Attention:	Yahel Shachar
Telefax:	(972) 3-6075756

With a copy to the Company’s counsel:

Proskauer Rose LLP
1585 Broadway
New York, New York 10036-8299

Attention:	Stanley Komaroff, Esq.
Telefax:	(212) 969-2900

to the Agents:

Dundee Securities Corporation
Suite 3424, Four Bentall Centre
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1K8

Attention:	Paul Hughes
Telefax:	(604) 647-0358

Raymond James Ltd.
Suite 5300 Scotia Plaza
40 King Street West
Toronto, Ontario
Canada M5H 3Y2

Attention:	John Cushman
Telefax:	(416) 416-777-7114

with a copy to the Agent’s counsel:

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
Canada M5H 3C2

Attention:	Lawrence D. Wilder, Esq.
Telefax:	(416) 350-6904

White & Case LLP
1155 Avenue of the Americas
New York, NY 10036

Attention:	Mark L. Mandel, Esq.
Telefax:	(212) 354-8113

or such other address or telecopy number as such party may hereafter designate by notice in writing to the other party.  If a notice is delivered, it shall be effective from the date of delivery; if such notice is telecopied (with receipt confirmed), it shall be effective on the business day following the date such notice is telecopied.

15.          Survival

15.1        All representations, warranties, and agreements of the Company contained herein or contained in any document submitted pursuant to this Agreement or in connection with the purchase of the Shares shall survive the purchase of the Shares by the Purchasers and shall continue in full force and effect unaffected by any subsequent disposition of the Shares for a period of twenty-four (24) months from the sale of all of the Shares.

16.          Time of the Essence

16.1        Time shall, in all respects, be of the essence hereof.

17.          Headings

17.1        The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

18.          Singular and Plural, etc.

18.1        Where the context so requires, words importing the singular number include plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.  The representations, warranties and covenants of the entities comprising the Company shall be joint as well as several.

19.          Severability

19.1        The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

20.          Governing Law

20.1        This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada, applicable therein.

21.          Successors and Assigns

21.1        The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Agents and their respective successors and permitted assigns, provided that, except as herein provided, this Agreement shall not be assignable by any party without the written consent of the others.

22.          Further Assurances

22.1        Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

23.          Entire Agreement

23.1        The provisions herein contained constitute the entire agreement between the parties hereto and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof, whether verbal or written, except for the Engagement Agreement.

24.          Counterparts

24.1        This Agreement may be executed in any number of counterparts all of which when taken together shall be deemed to be one and the same document and not withstanding their actual date of execution shall be deemed to be dated as of the date first above written.

25.          Effective Date

25.1        This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

If the above is in accordance with your understanding, please sign and return to the Agents a copy of this letter, whereupon this letter and your acceptance shall constitute a binding agreement between the Company and the Agents.

RAYMOND JAMES LTD.

Per:

Authorized Signatory

DUNDEE SECURITIES CORPORATION

Per:

Authorized Signatory

The above offer is hereby accepted and agreed to as of the date first above written.

SCITEX CORPORATION LTD.

Per:

Authorized Signatory